UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NB MANUFACTURING, INC.

______________________________________________

(Name of Issuer)

Common Stock

($.0001 par value)

___________________________________

(Title of Class of Securities)

628738 10 6

___________________________________

(CUSIP Number)

Cletha A. Walstrand, Esq.

1322 W. Pachua Cir.

Ivins, Utah 84738

(801) 688-7317

__________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2007

___________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628738 106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Derold L. Kelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization AZ

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,239

	8.	Shared Voting Power -

	9.	Sole Dispositive Power 1,239

	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $.0001 par value per share (the "Common Stock"), of NB Manufacturing, Inc., a Nevada corporation (the "Company").  The Company's principal executive office is located at 2560 W. Main Street, Suite 200, Littleton, CO 80120.

ITEM 2.  IDENTITY AND BACKGROUND

The following information is provided regarding the Reporting Person:

(a)

Name: Derold L. Kelley

(b)

Business Address: 3410 W. Glendale Ave, Suite D, Phoenix, AZ 85051

(c)

Principal Occupation: Owner Pest Control Business

(d)

Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship:  Reporting Person is a citizen of United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds: $12,000

ITEM 4.  PURPOSE OF THE TRANSACTION

On 11/15/97, the Reporting Person acquired 1,239 shares of NB Manufacturing, Inc. common stock in exchange for debt owed. Prior to that date, the Reporting Person beneficially owned “0” shares of the Company.  The Reporting Person may seek to acquire additional shares of the Company from other of its stockholders.

The Reporting Person intends to review on a continuing basis his investment in the Company and may, depending upon the evaluation of his financial planning, upon the Company's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Company.

Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company, involving the Company or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

(a)

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.

Reporting Person	Number of Shares	Percentage of Total *	Citizenship
Derold L. Kelley	1,239	0.1%	United States

(b)

The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

(c)

The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

(d)

Not applicable.

(e)

Not applicable.

* Based on 1,200,028 shares issued and outstanding as of December 31, 2006

ITEM 6.

 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

  RESPECT TO SECURITIES OF THE COMPANY

None.

ITEM 7.

 MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2007
Date

/s/ Derold L. Kelley
Signature

4